SCORPIO TANKERS INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017	1
Consolidated Statements of Income or Loss for the years ended December 31, 2018, 2017 and 2016	1
Consolidated Statements of Comprehensive Income or Loss for the years ended December 31, 2018, 2017 and 2016	1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016	1
Consolidated Statements of Cash Flow for the years ended December 31, 2018, 2017 and 2016	1
Notes to Consolidated Financial Statements	1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income or loss, of comprehensive income or loss, of changes in shareholders’ equity and of cash flow for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Audit
Marseille, France
March 20, 2019

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2018 and 2017

		As of
In thousands of U.S. dollars	Notes	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	3	$593,652	$186,462
Accounts receivable	5	69,718	65,458
Prepaid expenses and other current assets	4	15,671	17,720
Inventories		8,300	9,713
Total current assets		687,341	279,353
Non-current assets
Vessels and drydock	6	3,997,789	4,090,094
Vessels under construction	7	—	55,376
Other assets	9	75,210	50,684
Goodwill	8	11,539	11,482
Restricted cash	10	12,285	11,387
Total non-current assets		4,096,823	4,219,023
Total assets		$4,784,164	$4,498,376
Current liabilities
Current portion of long-term debt	13	297,934	113,036
Finance lease liability	13	114,429	50,146
Accounts payable	11	11,865	13,044
Accrued expenses	12	22,972	32,838
Total current liabilities		447,200	209,064
Non-current liabilities
Long-term debt	13	1,192,000	1,937,018
Finance lease liability	13	1,305,952	666,993
Total non-current liabilities		2,497,952	2,604,011
Total liabilities		2,945,152	2,813,075
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 40,000,000 shares authorized; 51,397,562 and 32,650,755 issued and outstanding shares as of December 31, 2018 and December 31, 2017, respectively.	16	5,776	3,766
Additional paid-in capital	16	2,648,599	2,283,591
Treasury shares	16	(467,056)	(443,816)
Accumulated deficit	16	(348,307)	(158,240)
Total shareholders’ equity		1,839,012	1,685,301
Total liabilities and shareholders’ equity		$4,784,164	$4,498,376

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Income or Loss
For the years ended December 31, 2018, 2017 and 2016

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2018	2017	2016
Revenue
Vessel revenue	18	$585,047	$512,732	$522,747
Operating expenses
Vessel operating costs		(280,460)	(231,227)	(187,120)
Voyage expenses		(5,146)	(7,733)	(1,578)
Charterhire	19	(59,632)	(75,750)	(78,862)
Depreciation	6	(176,723)	(141,418)	(121,461)
General and administrative expenses	20	(52,272)	(47,511)	(54,899)
Loss on sales of vessels, net	6	—	(23,345)	(2,078)
Merger transaction related costs	2	(272)	(36,114)	—
Bargain purchase gain	2	—	5,417	—
Total operating expenses		(574,505)	(557,681)	(445,998)
Operating income / (loss)		10,542	(44,949)	76,749
Other (expense) and income, net
Financial expenses	21	(186,628)	(116,240)	(104,048)
Loss on exchange of convertible notes	13	(17,838)	—	—
Realized loss on derivative financial instruments	14	—	(116)	—
Unrealized gain on derivative financial instruments	14	—	—	1,371
Financial income		4,458	1,538	1,213
Other expenses, net		(605)	1,527	(188)
Total other expense, net		(200,613)	(113,291)	(101,652)
Net loss		$(190,071)	$(158,240)	$(24,903)
Attributable to:
Equity holders of the parent		$(190,071)	$(158,240)	$(24,903)
Loss per share
Basic	23	$(5.46)	$(7.35)	$(1.55)
Diluted	23	$(5.46)	$(7.35)	$(1.55)
Basic weighted average shares outstanding	23	34,824,311	21,533,340	16,111,865
Diluted weighted average shares outstanding	23	34,824,311	21,533,340	16,111,865

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income or Loss
For the years ended December 31, 2018, 2017 and 2016

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Net loss	$(190,071)	$(158,240)	$(24,903)
Other comprehensive income	—	—	—
Total comprehensive loss	$(190,071)	$(158,240)	$(24,903)
Attributable to:
Equity holders of the parent	$(190,071)	$(158,240)	$(24,903)

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2018, 2017 and 2016

In thousands of U.S. dollars except share data	Number of shares outstanding(2)	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Total
Balance as of January 1, 2016	17,533,540	$2,224	$1,729,314	$(427,311)	$109,658	$1,413,885
Net loss for the period	—	—	—	—	(24,903)	(24,903)
Issuance of restricted stock, net of forfeitures	225,112	23	(23)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	30,207	—	—	30,207
Dividends paid, $5.00 per share (1)	—	—	(2,168)	—	(84,755)	(86,923)
Purchase of treasury shares	(295,676)	—	—	(16,505)	—	(16,505)
Equity issuance costs	—	—	(24)	—	—	(24)
Equity component of repurchase of the Convertible Notes (see Note 13)	—	—	(537)	—	—	(537)
Balance as of December 31, 2016	17,462,976	$2,247	$1,756,769	$(443,816)	$—	$1,315,200

Balance as of January 1, 2017	17,462,976	$2,247	$1,756,769	$(443,816)	$—	$1,315,200
Net loss for the period	—	—	—	—	(158,240)	(158,240)
Net proceeds from follow on offerings of common stock	8,450,000	845	287,599	—	—	288,444
Issuance of restricted stock, net of forfeitures	1,087,780	109	(109)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,385	—	—	22,385
Dividends paid, $0.40 per share (1)	—	—	(9,561)	—	—	(9,561)
Shares issued as consideration for merger with NPTI, $40.20 per share	5,499,999	550	220,550	—	—	221,100
Warrants exercised relating to merger with NPTI	150,000	15	5,958	—	—	5,973
Balance as of December 31, 2017	32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301

Balance as of January 1, 2018	32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301
Adoption of accounting standards (IFRS 15)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(190,071)	(190,071)
Net proceeds from follow-on offerings of common stock	18,216,216	1,822	317,810	—	—	319,632
Issuance of restricted stock, net of forfeitures	1,881,826	188	(188)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	25,547	—	—	25,547
Dividends paid, $0.40 per share (1)	—	—	(15,127)	—	—	(15,127)
Purchase of treasury shares	(1,351,235)	—	—	(23,240)	—	(23,240)
Equity component of issuance of Senior Convertible Notes due 2022 (see Note 13)	—	—	36,966	—	—	36,966
Balance as of December 31, 2018	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
(2) On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Cash Flow Statements
For the years ended December 31, 2018, 2017 and 2016

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2018	2017	2016
Operating activities
Net loss		$(190,071)	$(158,240)	$(24,903)
Loss from sales of vessels	6	—	23,345	2,078
Depreciation	6	176,723	141,418	121,461
Amortization of restricted stock	16	25,547	22,385	30,207
Amortization of deferred financing fees	13	10,541	13,381	14,149
Write-off of deferred financing fees	13	13,212	2,467	14,479
Bargain purchase gain	2	—	(5,417)	—
Share based transaction costs	2	—	5,973	—
Unrealized gain on derivative financial instruments	14	—	—	(1,371)
Amortization of acquired time charter contracts		—	—	65
Accretion of Convertible Notes	13	13,225	12,211	11,562
Accretion of fair market measurement on debt assumed from merger with NPTI	13	3,779	1,478	—
Loss on exchange of Convertible Notes	13	17,838	—	—
Gain on repurchase of Convertible Notes	13	—	—	(994)
		70,794	59,001	166,733
Changes in assets and liabilities:
Decrease / (increase) in inventories		1,535	(1,319)	564
(Increase) / decrease in accounts receivable		(4,298)	(1,478)	26,688
Decrease / (Increase) in prepaid expenses and other current assets		2,227	12,219	(5,546)
(Increase) / decrease in other assets		(1,226)	(22,651)	2,045
(Decrease) / increase in accounts payable		(1,382)	3,694	(2,487)
Decrease in accrued expenses		(9,860)	(7,665)	(9,486)
		(13,004)	(17,200)	11,778
Net cash inflow from operating activities		57,790	41,801	178,511
Investing activities
Acquisition of vessels and payments for vessels under construction		(26,057)	(258,311)	(126,842)
Proceeds from disposal of vessels		—	127,372	158,175
Net cash paid for the merger with NPTI		—	(23,062)	—
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)		(26,680)	(5,922)	—
Net cash (outflow) / inflow from investing activities		(52,737)	(159,923)	31,333
Financing activities
Debt repayments		(865,594)	(546,296)	(753,431)
Issuance of debt		1,007,298	525,642	565,028
Debt issuance costs		(23,056)	(11,758)	(10,679)
Refund of debt issuance costs due to early debt repayment		2,826	—	—
Increase in restricted cash		(897)	(2,279)	—
Repayment of Convertible Notes		—	—	(8,393)
Gross proceeds from issuance of common stock		337,000	303,500	—
Equity issuance costs		(17,073)	(15,056)	(24)
Dividends paid		(15,127)	(9,561)	(86,923)
Redemption of NPTI Redeemable Preferred Shares		—	(39,495)	—
Repurchase of common stock		(23,240)	—	(16,505)
Net cash inflow / (outflow) from financing activities		402,137	204,697	(310,927)
Increase / (decrease) in cash and cash equivalents		407,190	86,575	(101,083)
Cash and cash equivalents at January 1,		186,462	99,887	200,970
Cash and cash equivalents at December 31,		$593,652	$186,462	$99,887
Supplemental information:
Interest paid (which includes $0.2 million, $4.2 million and $6.3 million of interest capitalized during the years ended December 31, 2018, 2017 and 2016, respectively)		$155,304	$92,034	$69,008

In May 2018 and July 2018, we exchanged an aggregate of $203.5 million in aggregate principal amount of our Convertible Notes due 2019 for an aggregate of $203.5 million in aggregate principal amount of our newly issued Convertible Senior Notes due 2022. These transactions are further described in Note 13.

In June and September 2017, we acquired Navig8 Product Tankers Inc ("NPTI") and its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. These transactions are described in Note 2.

These transactions represent the significant non-cash transactions incurred during the year ended December 31, 2018
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and the common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of December 31, 2018 consisted of 109 owned or finance leased product tankers (14 Handymax, 45 MR, 12 LR1 and 38 LR2) and 11 time or bareboat chartered-in product tankers (seven Handymax and four MR).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 15, 2019. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 24.

Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2018, 2017 and 2016.
Revenue recognition
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses related to certain revenue streams to comply with the new accounting standards.
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We have applied the modified retrospective method upon the date of transition.
Revenue earned by our vessels is comprised of pool revenue, time charter revenue and voyage revenue.

(1)
Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and

•	the number of days the vessel participated in the pool in the period.

(2)
Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

(3)	Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters, however these arrangements will be impacted by IFRS 16, Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further below. The accounting for our different revenue streams is as follows:
Spot market revenue
For vessels operating in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the effective date of IFRS 15, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of IFRS 15 under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.

The following table summarizes the impact of adopting IFRS 15 on the Company's statement of income or loss and statement of comprehensive income or loss for the year ended December 31, 2018 for each of the line items affected. There was no impact on the Company's balance sheet at December 31, 2018 as the Company did not have any vessels operating in the spot market on that date. Additionally, there was no material impact on the statement of cash flows for the year ended December 31, 2018.

In thousands of U.S. dollars	Amounts after adoption of IFRS 15	Adjustments	Amounts without adoption of IFRS 15
Revenue
Vessel revenue	$585,047	$(173)	$584,874

Operating expenses
Voyage expenses	(5,146)	177	(4,969)
Total operating expenses	(574,505)	177	(574,328)
Net loss	$(190,071)	$4	$(190,067)

Total comprehensive loss	$(190,071)	$4	$(190,067)

Pool revenue
We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.
Time charter revenue
Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. Prior to the implementation of IFRS 15 on January 1, 2018, voyage costs were expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters prior to the implementation of IFRS 15, voyage expenses were calculated on a discharge-to-discharge basis.
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
The procurement of these services is managed on our behalf by our commercial manager, SCM (see Note 17).
Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lubricating oil consumption, communication expenses, and technical management fees, are expensed as incurred for vessels that are owned, finance leased or bareboat chartered-in. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 17).
(Loss) / earnings per share
Basic (loss) / earnings per share is calculated by dividing net (loss) / income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted (loss) / earnings per share is calculated by adjusting the net (loss) / income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic (loss) / earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to reduce a loss per share or increase earnings per share.
In the years ended December 31, 2018, 2017 and 2016, there were potentially dilutive items as a result of our Equity Incentive Plans (see Note 16), our convertible senior notes due 2019, or Convertible Notes due 2019, and our convertible senior notes due 2022, or Convertible Notes due 2022, (as described in Note 13). Potentially dilutive items related to our Equity Incentive Plans, Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the composition of diluted earnings per share for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 because their effect would have been anti-dilutive.
We apply the if-converted method when determining diluted (loss) / earnings per share. This requires the assumption that all potential ordinary shares have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
Charterhire expense
Charterhire expense is the amount we pay to vessel owners to time or bareboat charter-in vessels.  The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  In a time charter-in arrangement, the vessel’s owner is responsible for crewing and other vessel operating costs, whereas these costs are the responsibility of the charterer in a bareboat charter-in arrangement. Charterhire expense is recognized ratably over the charterhire period.
Operating leases
Costs in respect of operating leases are charged to the consolidated statement of income or loss on a straight line basis over the lease term.
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2018, 2017 and 2016 were not material.
Segment reporting
During the years ended December 31, 2018, 2017 and 2016, we owned, finance leased or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1/Panamax and LR2/Aframax, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.
Vessels under construction
Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset. We had no vessels under construction as of December 31, 2018. As of December 31, 2017, we had two vessels under construction.
Vessels and drydock
Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. In deferred drydocking, we only include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.
For an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost. The notional drydock cost is estimated by us, based on the expected costs related to the next drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock component is depreciated on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.
Business combinations
In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc. ("NPTI"), including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt (herein referred to as "the Merger"). On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers (the “NPTI Vessel Acquisition”) through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers (the "September Closing") when the Merger closed.

We have accounted for these transactions as business combinations using the acquisition method of accounting as set forth in IFRS 3 Business Combinations, with the Company determined as the accounting acquirer under this guidance. Accordingly, we have measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred has been measured at fair value, with the fair value of the approximately 5.5 million common shares issued in September 2017 based on the price of such shares on the date of acquisition. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred has been recorded as a bargain purchase gain with respect to the acquisition of the four LR1 tankers in June 2017 and goodwill with respect to the acquisition of the remaining fleet in September 2017. Acquisition related costs have been expensed as incurred. This transaction is further described in Note 2.
Impairment of goodwill
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually ('or more frequently, if impairment indicators arise') by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts.
Recoverable amount is the higher of the fair value less cost to sell ('determined by taking into consideration two independent broker valuations for each vessel within each segment') and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted.
If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. The carrying value of our vessels, drydock and vessels under construction is reviewed for impairment separately, as described below.
Impairment of vessels, drydock and vessels under construction
At each balance sheet date, we review the carrying amount of our vessels and drydock and vessels under construction to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock and vessels under construction is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.
Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.
Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately.
Inventories
Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time (for example, the time period necessary to construct a vessel) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
To the extent that variable rate borrowings are used to finance a qualifying asset and are hedged in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and released to income or loss when the qualifying asset impacts income or loss. To the extent that fixed rate borrowings are used to finance a qualifying asset and are hedged in an effective fair value hedge of interest rate risk, the capitalized borrowing costs reflect the hedged interest rate.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
All other borrowing costs are recognized in the consolidated statement of income or loss in the period in which they are incurred.
Financial instruments
IFRS 9, Financial instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard did not have a material impact on these consolidated financial statements.
Financial assets and financial liabilities are recognized in our balance sheet when we become a party to the contractual provisions of the instrument.
Financial assets
All financial assets are recognized and derecognized on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.
Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", or FVTPL, "at fair value through other comprehensive income" or at amortized costs on the basis of the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.
Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.
Financial assets at amortized cost
Financial assets are measured at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at fair value through other comprehensive income
Financial assets are measured at fair value through other comprehensive income if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at FVTPL
Financial assets are classified as at FVTPL where the financial asset is held for trading.
A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or

•	it is a part of an identified portfolio of financial instruments that we manage together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 24.
Accounts receivable
Amounts due from the Scorpio Pools and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost using the effective interest method, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
Impairment of financial assets
IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model to determine and recognize impairments. ECLs are a probability-weighted estimate of credit losses and are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset. Under IFRS 9, credit losses are recognized earlier than under IAS 39.
Under the general model to ECLs under IFRS 9, loss allowances are measured in two different ways:

•
12-month ECLs: 12-month ECLs are the expected credit losses that may result from default events on a financial instrument that are possible within the 12 months after the reporting date. 12-month ECLs are utilized when a financial asset has a low credit risk at the reporting date or has not had a significant increase in credit risk since initial recognition.

•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition

However, IFRS 9 requires operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12- month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:

•
For trade receivables or contract assets that do not contain a significant financing component, the loss allowance is required to be measured at initial recognition and throughout the life of the receivable at an amount equal to lifetime ECL.

•
For finance lease receivables, operating lease receivables, or trade receivables or contract assets that do contain a significant financing component, IFRS 9 permits an entity to choose as its accounting policy to measure the loss allowance using the general model or the simplified model (i.e. at an amount equal to lifetime expected credit losses).

We measure loss allowances for all trade and lease receivables under the simplified model using the lifetime ECL approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
The application of the ECL requirements under IFRS 9 did not result in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that most of our vessels operate in the Scorpio Pools and the Company has never experienced a historical credit loss of amounts due from the Scorpio Pools. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
Restricted cash
During 2018, we placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility. Additionally, as part of the acquisition of NPTI and the assumption of NPTI's indebtedness (as further described in Note 13), we are required to maintain debt service reserve accounts under certain of NPTI's secured credit facilities and sale leaseback arrangements. Funds held in these accounts will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL.
Financial liabilities at amortized cost
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.
Financial liabilities at FVTPL
Financial liabilities not classified at amortized cost are classified as FVTPL.
Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the Statement of Income or Loss. The net gain or loss recognized in the statement of income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 24.
Effective interest method
The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability. It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.

Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes due 2019, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (as further described in Note 13). In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are in Note 13. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
Under International Accounting Standard 32, or IAS 32, we must separately account for the liability and equity components of convertible debt instruments (such as the Convertible Notes) in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes due 2019 and Convertible Notes due 2022. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the Convertible Notes to their face amount over the term of the Convertible Notes due 2019 and Convertible Notes due 2022. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest.
Derivative financial instruments
Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.
There were no derivative instruments or transactions during the year ended December 31, 2018. Our derivative financial instruments for the years ended December 31, 2017 and 2016 consisted of a profit or loss sharing arrangement with a third party on a time chartered-in vessel. See Note 14 for further description of these instruments.
Lease Financing
During the years ended December 31, 2018 and December 31, 2017, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat charter-in arrangements. In certain of these transactions, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 13.
Conversely, certain of our other sale and leaseback transactions that were entered into during the year ended December 31, 2017 met the criteria as sales and operating leasebacks as set forth under IAS 17, Leases. Accordingly, the losses on the sales of these assets were recognized when the vessels were designated as held for sale. These transactions are further described in Note 6.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 51,397,562 and 32,650,755 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2018 and December 31, 2017, respectively. These shares provide the holders with the same rights to dividends and voting rights.
Provisions
Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.
Dividends
A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.
Dividends per share presented in these consolidated financial statements are calculated by dividing the aggregate dividends declared by the number of our shares at the record date of such dividend.
Restricted stock
The restricted stock awards granted under our equity incentive plans as described in Note 16 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an individual is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the consolidated statement of income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.
Critical accounting judgments and key sources of estimation uncertainty
In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 18 for the components of our revenue generated during the years ended December 31, 2018, 2017 and 2016). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
We generated revenue from spot voyages during the years ended December 31, 2018 and December 31, 2017. Within the shipping industry, prior to January 1, 2018 (as discussed below under Standards and Interpretations issued and adopted in 2018), there were two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage was the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages were calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believed that the discharge-to-discharge basis of calculating voyages more accurately estimated voyage results than the load-to-load basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.
Subsequent to January 1, 2018, we recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, we changed the methodology for recognizing voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
Vessel impairment
We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less costs to sell of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
At December 31, 2018, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates are primarily based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 2.47% in freight rates in each period thereafter (which is based off of historical and forecast inflation rates) and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 8.29%.
At December 31, 2018, we owned or financed leased 109 vessels in our fleet. The results of our impairment test were as follows:

•	34 of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized

Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average at the balance sheet date, which we update annually.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. No such regulations have been identified that would have impacted the estimated useful life of our vessels. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between when drydocks are performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2018
Standards and Interpretations issued and adopted in 2018

•	Amendment to IFRS 2 - Share based payment transactions

•	IFRIC 22 - Foreign currency transactions and advance consideration

•	IFRS 9 - Financial Instruments
The adoption of these standards did not have a material impact on these consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We have applied the modified retrospective method upon the date of transition.
Our revenue is primarily generated from time charters, participation in pooling arrangements, and in the spot market. Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15. Revenue generated from time charters and from pooling arrangements are outside the scope of IFRS 15 as they are considered leases.
The impact of the application of this new accounting standard is discussed above under the heading Significant Accounting Policies.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
Standards and Interpretations issued yet not adopted
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components will be accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements will be recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.
•The non-lease component will be accounted for as services revenue under IFRS 15. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
We expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

IFRS 16 also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that are currently reported as operating leases. This standard will not impact the accounting for our existing time chartered-in vessels which are scheduled to expire in the first quarter of 2019, however it will result in the recognition of right of use assets and corresponding liabilities for our three bareboat chartered-in vessels, which are scheduled to expire in April 2025.
Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). We will apply the modified retrospective approach upon transition. The impact of the application of this standard on our opening balance sheet as of January 1, 2019 will be the recognition of a $48.7 million right of use asset, a $50.9 million operating lease liability and a $2.2 million reduction in retained earnings.
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

•	Annual Improvements for IFRS Standards 2015 - 2017 Cycle, which are summarized as follows:
IFRS 3 Business Combinations and IFRS 11 Joint Arrangements - The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
IAS 23 Borrowing Costs - The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

•
Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Clarifies the recognition of gains and losses arising on the sale or contribution of assets that constitute a business and assets that do not constitute a business. The effective date is pending.

•
IAS 19, Employee Benefits - Plan Amendment, Curtailment or Settlement (Amendments to IAS 19): The amendments require an entity to use the updated assumptions from a remeasurement net defined benefit liability or asset resulting from a plan amendment, curtailment or settlement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan.

•	IFRIC 23 Uncertainty over Income Tax Treatments - The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes.

2.	Merger with Navig8 Product Tankers Inc
Background
In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. The rationale for the Merger was that both companies operate complementary fleets of modern, fuel efficient product tankers, and the combination of both companies provided an opportunity to materially increase our size and scale so that we are better positioned to benefit from a cyclical recovery, without ordering new vessels and adding to the total supply of the product tankers globally.

On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers through the acquisition of entities holding those vessels (which we refer to as "NPTI Vessel Acquisition") and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers when the Merger closed (which we refer to as the "September Closing"). We assumed NPTI's aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.
The key events, consideration and corresponding timeline of the Merger were as follows:

•
On May 30, 2017, we issued 5 million shares of common stock in an underwritten public offering at an offering price of $40.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger.

•
On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash.

•
On September 1, 2017, at the September Closing, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers. Pursuant to the Merger Agreement, one share in NPTI gave the right to receive 0.1176 of our shares, and we issued a total of 5,499,999 common shares to NPTI's shareholders as Merger consideration. Insignificant transaction costs were incurred as part of this issuance.

•	We assumed NPTI's aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.
Accounting for the Merger
With the closing of these transactions, we took control of NPTI’s business. The factors that were considered in determining that we should be treated as the accounting acquirer in the Merger were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of the Company and NPTI, and the composition of senior management of the combined company.
Our original intentions were to acquire NPTI and its entire fleet of 27 vessels. We agreed to acquire the vessels that were part of the NPTI Vessel Acquisition prior to the closing of the Merger in order to provide NPTI with additional liquidity through the closing date of the Merger. The NPTI Vessel Acquisition was negotiated on non-recourse terms that did not allow for this transaction to be rescinded or repriced in the event that the Merger did not close (if, for example, either party exercised their termination rights, as defined in the Merger Agreement, prior to the September Closing). In addition, we gained control of the four entities on June 14, 2017 and were not restricted in the use of these underlying vessels. Accordingly, we have assessed that this first transaction was a separate transaction from an accounting perspective.
As part of this assessment, we determined that the NPTI Vessel Acquisition met the criteria as a business combination under IFRS 3 given the acquisition of the underlying inputs, processes and outputs that accompanied these vessels. The key determinant in this assessment was the acquisition of the processes underlying the entities acquired as we assumed the rights and obligations under the commercial and technical management contracts for these entities. The processes underlying these agreements are summarized as follows:
Commercial management - The NPTI Acquisition Vessels operated under the commercial management of the Navig8 Group (a related party affiliate to NPTI) both prior to and subsequent to closing. This included, but was not limited to, entering into voyage arrangements with the Navig8 Group's existing customers, determining the locations where the vessels traded and the types of cargos that the vessels transported.
Technical management - In addition, the technical management contracts were also maintained subsequent to closing. The processes underlying these contracts included crewing, which includes but is not limited to ensuring that the vessel is appropriately staffed with qualified personnel, payment of crew wages and arrangement of crew travel, repairs and maintenance of the vessel, procurement of supplies and spare parts, safety, quality and environmental compliance services, insurance, and meeting third party quality assurance compliance (including oil major vetting).

The assumption of these processes was the distinguishing factor between the accounting for this transaction as a separate business combination, rather than as an asset acquisition. Moreover, the fact pattern was the same for the entities acquired at the September Closing as we acquired the inputs, processes and outputs underlying those entities as well.
Accordingly, the NPTI Vessel Acquisition that closed in June 2017 and the September Closing were accounted for as two separate business combinations.
The following represents the purchase price allocation for both the NPTI Vessel Acquisition and the September Closing. The consideration transferred for the September Closing has been measured at fair value, with the fair value of the common shares issued in September 2017 based on the average of the high and low price of such shares on the date of acquisition.

In thousands of U.S. Dollars	NPTI Vessel Acquisition	September Closing - Preliminary Purchase Price Allocation - December 31, 2017	Measurement Period Adjustments	September Closing - Final Purchase Price Allocation - December 31, 2018
Cash and cash equivalents	$6,180	$15,149	$—	$15,149
Restricted cash	—	13,641	—	13,641
Accounts receivables	3,330	16,323	132	16,455	(1)
Prepaid expenses and other assets	2,932	19,940	—	19,940
Inventories	299	1,415	—	1,415
Restricted cash - non-current	4,000	6,380	—	6,380
Vessels, net	158,500	972,750	—	972,750
Accounts payable and accrued expenses	(13,720)	(2,966)	(189)	(3,155)	(2)
Debt (current and non-current)	(113,856)	(793,519)	—	(793,519)
Redeemable Preferred Shares	—	(39,495)	—	(39,495)
Net assets acquired and liabilities assumed	47,665	209,618	(57)	209,561
Total purchase price consideration	42,248	221,100	—	221,100
Provisional (bargain purchase) / goodwill	$(5,417)	$11,482	$57	$11,539
The bargain purchase relating to the NPTI Vessel Acquisition arose primarily as a result of increases in the market prices of secondhand LR1 vessels between the date that the negotiations took place and the closing date of the NPTI Vessel Acquisition, in addition to our bargaining power during the negotiations given NPTI's immediate need for additional liquidity.
The goodwill arising from the September Closing is attributable to benefits that we expect to realize as a result of the increased size and scale of the combined company and the anticipated benefits that we expect to achieve given this enhanced market position. This purchase price allocation was finalized in September 2018 and the measurement period adjustments are described below:

(1)
The September Closing measurement period adjustments to accounts receivable relates to changes in estimates of revenue earned for vessels operating in the Navig8 Pools (which are owned and operated by the Navig8 Group) during the periods prior to the closing of the Merger. A vessel's share of pool revenues in a particular period can change in subsequent periods as initial voyage results are finalized for items that have initially been estimated (such as demurrage claims).

(2) The September Closing measurement period adjustments to accounts payable and accrued expenses relate to new information obtained regarding certain expense items that relate to the period prior to the closing of the Merger but were not reflected in the initial purchase price allocation.
There were no contingent liabilities assumed as part of the Merger.
Accounts receivables
Accounts receivables primarily represent hire receivables due from the Navig8 Pools, which are owned and operated by the Navig8 Group. The carrying value of accounts receivables acquired has been assessed as their fair value as, at the acquisition date, there was no indication that these amounts will not be collectible.

Vessels, Net
Vessels have been valued at fair value after taking into consideration the average of two leading, independent and internationally recognized ship brokers. The brokers assess fair value based on each vessel's age, the shipyard where it was built, its deadweight capacity, and other factors that may influence the selling price between a willing buyer and seller. We consider these valuations to be Level 2 fair value measurements.
Debt (current and non-current)
NPTI’s long-term debt consists of secured borrowings and obligations due under finance leases.
Secured debt - The fair value of NPTI's secured debt was measured using the income approach under IFRS 13, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, we estimated each facility's rate of return based on the margin for each facility in addition to the interest rate swap forward curve as published by a third party on the date of acquisition. This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed transactions under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be Level 2 fair value measurements.
Obligations due under sale and leaseback financing facilities - The fair value of NPTI’s sale and leaseback financing arrangements was measured using the income approach under IFRS 13, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, the Company estimated each facility's variable interest component based on the interest rate swap forward curve as published by a third party on the date of acquisition. A rate of return was estimated based on these inputs and a terminal value based on either the purchase obligation or the final purchase option (wherever applicable). This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio or the existence of a purchase obligation), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed sale and leaseback arrangements that were entered into under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be Level 2 fair value measurements.
Redeemable Preferred Shares and Other non-current liabilities— As of the date of the September Closing, NPTI had 3 million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30 million. According to the terms of the Redeemable Preferred Shares, upon a change of control, NPTI was required to redeem all of the Redeemable Preferred Shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. The fair value of the redemption shares was determined to be $6.6 million as of the date of closing. Accordingly, the fair value of the aggregate liability was determined to be $39.5 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.9 million and the redemption premium of $6.6 million. This liability was repaid upon the September Closing.
During the year ended December 31, 2017, the Company recorded $45.3 million in revenue and a net loss of $18.7 million attributable to the operations of NPTI that were acquired, which excludes the impact of general and administrative expenses as these are generally not allocated to our operating segments.
Unaudited Pro Forma Results
If the Merger had occurred on January 1, 2017, unaudited consolidated pro-forma revenue and net loss for the year ended December 31, 2017 would have been $594.5 million and $193.4 million, respectively. These amounts have been calculated using NPTI's results for the year ended December 31, 2017 and adjusted for the following:
Revenue — NPTI was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled NPTI to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 33,696 shares of NPTI common stock. This agreement was cancelled on the date of execution of the Merger Agreement of May 23, 2017 and the shares were returned to NPTI and cancelled.

Accordingly, amounts earned under this agreement of $0.1 million during the year ended December 31, 2017 were eliminated on a pro forma basis.
Depreciation — Depreciation expense has been adjusted to reflect:

•	the change in depreciation that would have occurred assuming the fair value adjustments to Vessels had applied beginning on January 1, 2017.

•
the Company's accounting policy for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from the date of delivery and (ii) for an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock.

Financial expenses - Financial expenses have been adjusted to reflect:

•	Deferred financing fee amortization — unamortized deferred charges relating to NPTI’s secured debt were eliminated and reflected in the fair value assessment of the debt.

•
Interest expense - the preliminary purchase price allocates the estimated fair value of NPTI’s secured debt and obligations due under sale leaseback facilities. Accordingly, we adjusted interest expense on a pro forma basis to reflect the amortization of these fair value adjustments for the year ended December 31, 2017.

Transaction Costs
We incurred $36.1 million of transactions costs relating to the Merger, which were expensed during the year ended December 31, 2017 and $0.3 million of transaction costs during the year ended December 31, 2018. These costs include $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements and $2.6 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI's lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 150,000 of our common shares at an exercise price of $0.10 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition, and was exercisable on a pro-rata basis for an aggregate of 22,222 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017 and was exercisable on a pro-rata basis for an aggregate of 127,778 of our common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.
For impairment testing of goodwill, refer to Note 8.

3.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Cash at banks	$592,498	$185,377
Cash on vessels	1,154	1,085
	$593,652	$186,462

4.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
SSM - prepaid vessel operating expenses	2,461	6,391
Prepaid insurance - related party	—	2,428
Prepaid expenses from related parties	2,461	8,819

Prepaid interest	6,870	1,153
Prepaid insurance	4,449	1,001
Third party - prepaid vessel operating expenses	712	1,255
Other prepaid expenses	1,179	5,492
	$15,671	$17,720

5.	Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Scorpio MR Pool Limited	$33,288	$27,720
Scorpio LR2 Pool Limited	24,563	7,026
Scorpio Handymax Tanker Pool Limited	4,559	6,037
Scorpio LR1 Pool Limited	3,705	3,002
Scorpio Aframax Pool Limited	63	1,095
Scorpio Commercial Management S.A.M.	2,511	—
Receivables from the related parties	68,689	44,880

Insurance receivables	204	870
Freight and time charter receivables	22	2,399
Receivables from Navig8 Group Pools	17	14,625
Other receivables	786	2,684
	$69,718	$65,458
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Scorpio Aframax Pool Limited are related parties, as described in Note 17. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2018 and 2017 include $22.9 million and $25.7 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools.
Receivables from SCM primarily represent amounts due from the agreement to reimburse a portion of the commissions that SCM charges the Company’s vessels (as described in Note 17) to effectively reduce such commissions to 0.85% of gross revenue per charter fixture. This agreement is effective from September 1, 2018 and ending on June 1, 2019 and the amount due at December 31, 2018 represents the reimbursement earned from September 1, 2018 through December 31, 2018.
Receivables from Navig8 Group Pools represent amounts due from the Navig8 LR8 and Alpha8 pools for certain vessels that were acquired from NPTI which operated in such pools during the year ended December 31, 2017. These vessels joined the Scorpio Pools in the fourth quarter of 2017 or first quarter of 2018.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2018 and December 31, 2017, no material receivable balances were either past due or impaired.

6.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2018	4,389,648	82,888	4,472,536
Additions (1)	79,454	4,964	84,418
Write-offs (2)	—	(1,500)	(1,500)
As of December 31, 2018	4,469,102	86,352	4,555,454

Accumulated depreciation and impairment
As of January 1, 2018	(347,703)	(34,739)	(382,442)
Charge for the period	(158,740)	(17,983)	(176,723)
Write-offs (2)	—	1,500	1,500
As of December 31, 2018	(506,443)	(51,222)	(557,665)
Net book value
As of December 31, 2018	$3,962,659	$35,130	$3,997,789

Cost
As of January 1, 2017	$3,126,790	$60,089	$3,186,879
Additions (3)	333,338	12,667	346,005
Vessels acquired in merger with NPTI (4)	1,113,618	17,632	1,131,250
Disposal of vessels (5)	(184,098)	(3,750)	(187,848)
Write-offs (6)	—	(3,750)	(3,750)
As of December 31, 2017	4,389,648	82,888	4,472,536

Accumulated depreciation and impairment
As of January 1, 2017	(246,210)	(27,415)	(273,625)
Charge for the period	(127,369)	(14,049)	(141,418)
Disposal of vessels (5)	25,876	2,975	28,851
Write-offs (6)	—	3,750	3,750
As of December 31, 2017	(347,703)	(34,739)	(382,442)
Net book value
As of December 31, 2017	$4,041,945	$48,149	$4,090,094

(1)
Additions in 2018 primarily relate to (i) the deliveries of STI Esles II and STI Jardins and corresponding calculations of notional drydock on these vessels and (ii) drydock costs incurred on certain of our vessels.

(2)	Represents the write-off of the notional drydock costs of STI Fontvieille and STI Ville which were drydocked in 2018.

(3)
Additions in 2017 primarily relate to (i) the deliveries of eight newbuilding vessels and corresponding calculations of notional drydock on these vessels and (ii) drydock costs incurred on certain of our vessels.

(4)	Represents the fair value of the vessels acquired in the Merger with NPTI as described in Note 2.

(5)
Represents the net book value of (i) STI Sapphire and STI Emerald, which were sold during the year ended December 31, 2017 and (ii) STI Beryl, STI Le Rocher and STI Larvotto, which were sold and leased back during the year ended December 31, 2017. These transactions are further described below.

(6)	Represents the write-off of the notional drydock costs of STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx which were drydocked in 2017.

2018 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2018 resulting in an increase of $81.0 million in Vessels from December 31, 2017:

		Month	Vessel
	Name	Delivered	Type
1	STI Esles II	January 2018	MR
2	STI Jardins	January 2018	MR
Additionally, we incurred drydock costs during the year ended December 31, 2018. These primarily consisted of:

•	STI Fontvieille and STI Ville, which were drydocked in accordance with their scheduled, class required special survey during 2018 for an aggregate cost of $1.9 million and 46 offhire days.

•
STI Duchessa and STI Opera, which were drydocked in accordance with their class required special survey in December 2018 and these vessels completed these surveys in January 2019. $0.7 million of drydock costs relating to these vessels were incurred during the year ended December 31, 2018.

•	$0.9 million of drydock costs incurred for vessels that are expected to enter into drydock in 2019.
Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey.
Additionally, we expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). These systems are expected to be installed throughout 2019 and 2020. We also obtained options to retrofit additional tankers under these agreements.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and ballast water treatment systems as of December 31, 2018 (1):

As of December 31,
Amounts in thousands of US dollars	2018
Less than 1 month	$926
1-3 months	19,481
3 months to 1 year	93,188
1-5 years	18,279
5+ years	—
Total	$131,874

(1)	These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
2017 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2017 resulting in an increase of $346.0 million in Vessels from December 31, 2016:

		Month	Vessel
	Name	Delivered	Type
1	STI Selatar	February 2017	LR2
2	STI Rambla	March 2017	LR2
3	STI Galata	March 2017	MR
4	STI Bosphorus	April 2017	MR
5	STI Leblon	July 2017	MR
6	STI La Boca	July 2017	MR
7	STI San Telmo	September 2017	MR
8	STI Donald C Trauscht	October 2017	MR
Additionally, five of the Company's 2012 built MR product tankers, STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx, were drydocked in accordance with their scheduled, class required special survey during 2017. These vessels were offhire for an aggregate of 102 days and the aggregate drydock cost was $6.4 million.
Vessel Sales
In April 2017, we executed agreements with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”) to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. Each bareboat agreement has been accounted for as an operating lease. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreements. These sales closed in April 2017 and as a result, all amounts outstanding under our 2011 Credit Facility of $42.2 million were repaid and a $14.2 million loss on sales of vessels was recorded during the year ended December 31, 2017.
In April 2017, we executed an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017.  As a result of this transaction, we recorded an aggregate loss on sale of $9.1 million. Additionally, we repaid the aggregate outstanding debt for both vessels of $27.6 million on the BNP Paribas Credit Facility in June 2017 and wrote-off $0.5 million of deferred financing fees as a result of this repayment.
Collateral agreements
Vessels with an aggregate carrying value of $3,997.8 million at December 31, 2018, have been pledged as collateral under the terms of our secured debt or have been sold under the terms of our lease financing arrangements. The below table is a summary of these vessels, along with the respective borrowing or lease financing facility (which are described in Note 13) as of December 31, 2018:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford
$116.0 Million Lease Financing	STI Selatar
$116.0 Million Lease Financing	STI Gramercy
$116.0 Million Lease Financing	STI Queens
$157.5 Million Lease Financing	STI Alexis
$157.5 Million Lease Financing	STI Benicia

$157.5 Million Lease Financing	STI Duchessa
$157.5 Million Lease Financing	STI Mayfair
$157.5 Million Lease Financing	STI San Antonio
$157.5 Million Lease Financing	STI St. Charles
$157.5 Million Lease Financing	STI Yorkville
2017 Credit Facility	STI Galata
2017 Credit Facility	STI Bosphorus
2017 Credit Facility	STI Leblon
2017 Credit Facility	STI La Boca
2017 Credit Facility	STI San Telmo
2017 Credit Facility	STI Donald C Trauscht
2017 Credit Facility	STI Esles II
2017 Credit Facility	STI Jardins
2018 CMB Lease Financing	STI Milwaukee
2018 CMB Lease Financing	STI Battery
2018 CMB Lease Financing	STI Tribeca
2018 CMB Lease Financing	STI Bronx
2018 CMB Lease Financing	STI Manhattan
2018 CMB Lease Financing	STI Seneca
2018 NIBC Credit Facility	STI Memphis
2018 NIBC Credit Facility	STI Soho
ABN AMRO / K-Sure Credit Facility	STI Precision
ABN AMRO / K-Sure Credit Facility	STI Prestige
ABN AMRO / SEB Credit Facility	STI Hammersmith
ABN AMRO / SEB Credit Facility	STI Westminster
ABN AMRO / SEB Credit Facility	STI Winnie
ABN AMRO / SEB Credit Facility	STI Lauren
ABN AMRO / SEB Credit Facility	STI Connaught
ABN AMRO Credit Facility	STI Spiga
ABN AMRO Credit Facility	STI Savile Row
ABN AMRO Credit Facility	STI Kingsway
ABN AMRO Credit Facility	STI Carnaby
AVIC Lease Financing	STI Fontvieille
AVIC Lease Financing	STI Ville
AVIC Lease Financing	STI Brooklyn
AVIC Lease Financing	STI Rose
AVIC Lease Financing	STI Rambla
BCFL Lease Financing (LR2s)	STI Solace
BCFL Lease Financing (LR2s)	STI Solidarity
BCFL Lease Financing (LR2s)	STI Stability
BCFL Lease Financing (MRs)	STI Amber
BCFL Lease Financing (MRs)	STI Topaz
BCFL Lease Financing (MRs)	STI Ruby
BCFL Lease Financing (MRs)	STI Garnet
BCFL Lease Financing (MRs)	STI Onyx
China Huarong Lease Financing	STI Opera
China Huarong Lease Financing	STI Venere
China Huarong Lease Financing	STI Virtus
China Huarong Lease Financing	STI Aqua
China Huarong Lease Financing	STI Dama
China Huarong Lease Financing	STI Regina
Citibank / K-Sure Credit Facility	STI Excellence
Citibank / K-Sure Credit Facility	STI Executive

Citibank / K-Sure Credit Facility	STI Experience
Citibank / K-Sure Credit Facility	STI Express
CMB Lease Financing	STI Pride
CMB Lease Financing	STI Providence
COSCO Shipping Lease Financing	STI Battersea
COSCO Shipping Lease Financing	STI Wembley
COSCO Shipping Lease Financing	STI Texas City
COSCO Shipping Lease Financing	STI Meraux
Credit Agricole Credit Facility	STI Exceed
Credit Agricole Credit Facility	STI Excel
Credit Agricole Credit Facility	STI Excelsior
Credit Agricole Credit Facility	STI Expedite
CSSC Lease Financing	STI Nautilus
CSSC Lease Financing	STI Gallantry
CSSC Lease Financing	STI Goal
CSSC Lease Financing	STI Guard
CSSC Lease Financing	STI Guide
CSSC Lease Financing	STI Gauntlet
CSSC Lease Financing	STI Gladiator
CSSC Lease Financing	STI Gratitude
ING Credit Facility	STI Black Hawk
ING Credit Facility	STI Rotherhithe
ING Credit Facility	STI Pontiac
ING Credit Facility	STI Osceola
ING Credit Facility	STI Notting Hill
ING Credit Facility	STI Jermyn
ING Credit Facility	STI Lombard
ING Credit Facility	STI Grace
KEXIM Credit Facility	STI Acton
KEXIM Credit Facility	STI Brixton
KEXIM Credit Facility	STI Broadway
KEXIM Credit Facility	STI Camden
KEXIM Credit Facility	STI Clapham
KEXIM Credit Facility	STI Comandante
KEXIM Credit Facility	STI Condotti
KEXIM Credit Facility	STI Elysees
KEXIM Credit Facility	STI Finchley
KEXIM Credit Facility	STI Fulham
KEXIM Credit Facility	STI Hackney
KEXIM Credit Facility	STI Madison
KEXIM Credit Facility	STI Orchard
KEXIM Credit Facility	STI Park
KEXIM Credit Facility	STI Pimlico
KEXIM Credit Facility	STI Poplar
KEXIM Credit Facility	STI Sloane
KEXIM Credit Facility	STI Veneto
Ocean Yield Lease Financing	STI Sanctity
Ocean Yield Lease Financing	STI Steadfast
Ocean Yield Lease Financing	STI Supreme
Ocean Yield Lease Financing	STI Symphony

7.	Vessels under construction
We did not enter into any contracts for the construction of newbuilding vessels during the years ended December 31, 2018 and 2017.
As of December 31, 2018, we had no newbuilding product tanker orders. As of December 31, 2017, we had two MR newbuilding product tanker orders for an aggregate purchase price of $75.8 million, of which $52.3 million in cash was paid as of that date, which included the final installment payment of $23.5 million for STI Esles II, which was paid in December 2017 in advance of its delivery in January 2018. Additionally, we made the final installment of $23.5 million for the delivery of STI Jardins in January 2018.
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2018 and 2017, we capitalized interest expense for the vessels under construction of $0.2 million and $4.2 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 5.7% and 4.7% for each of the years ended December 31, 2018 and 2017, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

A rollforward of activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2017	$137,917
Installment payments and other capitalized expenses	252,977
Capitalized interest	4,194
Transferred to operating vessels and drydock	(339,712)
Balance as of December 31, 2017	$55,376

Installment payments and other capitalized expenses	25,452
Capitalized interest	157
Transferred to operating vessels and drydock	(80,985)
Balance as of December 31, 2018	$—

8.	Carrying values of vessels, vessels under construction and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). The carrying values of goodwill allocated to these segments were $8.9 million for the LR2 segment and $2.6 million for the LR1 segment. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted.

This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs below, and the test did not result in an impairment charge to goodwill at December 31, 2018.
At December 31, 2018, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.47% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period thereafter and (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.47% growth rate in each period thereafter. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.29%. The results of these tests were as follows:
At December 31, 2018, we owned or financed leased 109 vessels in our fleet:

•	34 of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

At December 31, 2017, we owned or financed leased 107 vessels in our fleet and two vessels under construction:

•	Eight of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
99 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our two vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.

•
Based on the sensitivity analysis performed for December 31, 2018, a 1.0% increase in the discount rate would result in one LR2 vessel being impaired for an aggregate $0.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would result in two LR2 vessels being impaired for an aggregate $0.4 million loss.

•
Based on the sensitivity analysis performed for December 31, 2017, a 1.0% increase in the discount rate would result in four MR vessels being impaired for an aggregate $2.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would also result in thirteen Handymax and MR vessels being impaired for an aggregate $6.9 million loss.

9.	Other non-current assets

	At December 31,
In thousands of U.S. dollars	2018	2017
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$31,450	$28,050
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	4,923	6,751
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	42,973	41,401

Deposits for exhaust gas cleaning system ('scrubbers') (3)	12,221	—
Seller's credit on lease financed vessels (4)	9,087	8,581
Deposits for ballast water treatment systems (5)	6,365	—
Investment in ballast water treatment system supplier (5)	1,751	—
Capitalized loan fees	—	582
Deferred drydock costs on bareboat chartered-in vessels (6)	2,813	120
	$75,210	$50,684

(1)
Upon entrance into the Scorpio LR2 and LR1 Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2)
Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(3) From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with scrubbers for total consideration of $116.1 million (which excludes installation costs). These scrubbers are expected to be installed throughout 2019 and 2020. Deposits of $12.2 million were made as part of these agreements during the year ended December 31, 2018.

(4) The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 13. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. $0.5 million and $0.3 million was recorded as interest income as part of these agreements during years ended December 31, 2018 and 2017, respectively.

(5)
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

During the year ended December 31, 2018, an aggregate deposit of $8.1 million was made as part of the entry into this agreement, and we have recorded $1.8 million of this amount as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9.  Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(6)
Represents deferred drydock costs that have been incurred on certain of our bareboat chartered-in vessels that are being accounted for as operating leases. These costs are being amortized over the shorter of the lease term, or the time period until the next scheduled drydock.

10.	Restricted Cash
Restricted cash for the year ended December 31, 2018 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity. These facilities are further described in Note 13.

11.	Accounts payable
The following table depicts the components of our accounts payable as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Scorpio Ship Management S.A.M. (SSM)	$545	$766
Scorpio Services Holding Limited (SSH)	409	190
Scorpio Commercial Management S.A.M. (SCM)	389	186
Amounts due to a port agent - related party	62	60
Scorpio LR1 Pool Limited	51	22
Scorpio Handymax Tanker Pool Limited	12	—
Scorpio LR2 Pool Limited	2	365
Insurance liabilities - related party	—	2,163
Scorpio Aframax Pool Limited	—	74
Accounts payable to related parties	1,470	3,826

Suppliers	10,395	9,218
	$11,865	$13,044
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

12.	Accrued expenses
The following table depicts the components of our accrued expenses as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Accrued expenses to a related party port agent	$398	$35
Accrued expenses to SSM	287	—
Accrued expenses to a related party insurance broker	—	26
Accrued expenses to SCM	—	5
Accrued expenses to related parties	685	66

Suppliers	9,147	16,533
Accrued interest	9,202	13,078
Accrued short-term employee benefits	2,430	2,325
Accrued transaction costs relating to the Merger	—	34
Other accrued expenses	1,508	802
	$22,972	$32,838

13.	Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2018 and December 31, 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Current portion (1)	$297,934	$113,036
Finance lease (2)	114,429	50,146
Current portion of long-term debt	412,363	163,182

Non-current portion (3)	1,192,000	1,937,018
Finance lease (4)	1,305,952	666,993
	$2,910,315	$2,767,193

(1)
The current portion at December 31, 2018 was net of unamortized deferred financing fees of $2.1 million. The current portion at December 31, 2017 was net of unamortized deferred financing fees of $1.7 million.

(2)
The current portion at December 31, 2018 was net of unamortized deferred financing fees of $0.8 million. The current portion at December 31, 2017 was net of unamortized deferred financing fees of $0.1 million.

(3)
The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $12.0 million. The non-current portion at December 31, 2017 was net of unamortized deferred financing fees of $33.4 million.

(4)
The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $8.7 million. The non-current portion at December 31, 2017 was net of unamortized deferred financing fees of $1.1 million.

The following is a rollforward of the activity within debt (current and non-current), by facility, for December 31, 2018:

Activity	Balance as of December 31, 2018 consists of:

In thousands of U.S. dollars	Carrying Value as of December 31, 2017	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2018	Current	Non-Current
K-Sure Credit Facility	$239,919	$—	$(239,919)	$—	$—	$—	$—
KEXIM Credit Facility	332,950	—	(33,650)	—	299,300	33,650	265,650
Credit Suisse Credit Facility	53,488	—	(53,488)	—	—	—	—
ABN AMRO Credit Facility	113,312	—	(12,804)	—	100,508	8,554	91,954
ING Credit Facility	109,844	38,675	(4,343)	—	144,176	12,737	131,439
BNP Paribas Credit Facility	42,550	—	(42,550)	—	—	—	—
Scotiabank Credit Facility	28,860	—	(28,860)	—	—	—	—
NIBC Credit Facility	34,712	—	(34,712)	—	—	—	—
2018 NIBC Credit Facility	—	35,658	(807)	—	34,851	3,230	31,621
2016 Credit Facility	195,979	—	(195,979)	—	—	—	—
2017 Credit Facility	141,814	21,450	(18,499)	—	144,765	13,265	131,500
HSH Credit Facility	15,416	—	(15,416)	—	—	—	—
DVB 2017 Credit Facility	78,440	—	(78,440)	—	—	—	—
Credit Agricole Credit Facility	103,914	—	(8,568)	865	96,211	7,745	88,466
ABN / K-Sure Credit Facility	49,908	—	(3,851)	775	46,832	3,106	43,726
Citibank / K-Sure Credit Facility	104,052	—	(8,416)	1,973	97,609	6,524	91,085
ABN / SEB Credit Facility	—	120,575	(5,750)	—	114,825	11,500	103,325
Ocean Yield Lease Financing	169,016	—	(10,458)	199	158,757	10,515	148,242
CMBFL Lease Financing	65,915	—	(4,908)	191	61,198	4,725	56,473
BCFL Lease Financing (LR2s)	104,187	—	(7,332)	599	97,454	7,005	90,449
CSSC Lease Financing	269,965	—	(17,309)	(824)	251,832	18,104	233,728
BCFL Lease Financing (MRs)	109,232	—	(10,401)	—	98,831	11,021	87,810
2018 CMBFL Lease Financing	—	141,600	(5,057)	—	136,543	10,114	126,429
$116.0 Million Lease Financing	—	114,840	(2,166)	—	112,674	6,633	106,041
AVIC Lease Financing	—	145,000	(5,897)	—	139,103	11,794	127,309

China Huarong Lease Financing	—	144,000	(6,750)	—	137,250	13,500	123,750
$157.5 Million Lease Financing	—	157,500	(5,414)	—	152,086	14,143	137,943
COSCO Lease Financing	—	88,000	(3,850)	—	84,150	7,700	76,450
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	—	53,750
Unsecured Senior Notes Due 2019	57,500	—	—	—	57,500	57,500	—
Convertible Notes due 2019 (2)	328,717	—	—	(186,537)	142,180	142,180	—
Convertible Notes due 2022 (2)	—	—	—	171,469	171,469	—	171,469
	$2,803,440	$1,007,298	$(865,594)	$(11,290)	$2,933,854	$415,245	$2,518,609
Less: deferred financing fees	(36,247)	(13,871)	—	26,579	(23,539)	(2,882)	(20,657)
Total	$2,767,193	$993,427	$(865,594)	$15,289	$2,910,315	$412,363	$2,497,952

(1)    Relates to non-cash accretion or amortization of (i) obligations assumed as part of the Merger with NPTI, which were recorded at fair value on the closing date (described below) and (ii) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022.
(2)    In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022.
Secured Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates. Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.
These secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Minimum interest coverage ratio amendment
In February and March 2018, we amended the ratio of EBITDA to net interest expense ratio financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2018, September 30, 2018 and December 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00. These amendments have been accounted for as debt modifications.
In September 2018, we entered into agreements with certain credit facility lenders to permanently remove the minimum interest coverage ratio financial covenants from the terms of those credit facilities where such covenants were in place. As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.
As part of these agreements, and for certain of the facilities, the minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of each facility was revised to be no less than the following:

Facility	Minimum ratio
KEXIM Credit Facility	155%
2017 Credit Facility	155%
ABN Credit Facility	145% through June 30, 2019, 150% thereafter

Each of our secured credit facilities are described below.
K-Sure Credit Facility
In February 2014, we entered into a $458.3 million senior secured term loan facility which consisted of a $358.3 million tranche with a group of financial institutions that was 95% covered by Korea Trade Insurance Corporation, or the K-Sure Tranche, and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA, or the Commercial Tranche. During the year ended December 31, 2018, we repaid the outstanding balance of $239.9 million, as a result of the sale and leasebacks of STI Hammersmith, STI Winnie, STI Lauren, STI Connaught, STI Westminster, STI Tribeca, STI Bronx, STI Manhattan, STI Oxford, STI Gramercy, STI Queens, STI Brooklyn, STI Mayfair, STI Battersea, STI Rotherhithe and STI Notting Hill (see sale leaseback facilities below).
We wrote off an aggregate of $5.9 million of deferred financing fees as a result of the repayment of the outstanding balance.
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 newbuilding vessels as specified in the loan agreement.
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019, or the KEXIM Notes, in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under the KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments will be made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will be applied to the remaining amounts outstanding under KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.

Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Our KEXIM Credit Facility contains certain financial covenants which require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2018 and 2017 were $299.3 million and $333.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland. The proceeds of this facility of $58.4 million were used to finance a portion of the purchase price of STI Selatar and STI Rambla. During the year ended December 31, 2018, we repaid the outstanding balance of $53.5 million, as a result of the sale and leaseback of STI Selatar and STI Rambla.
We wrote off an aggregate of $1.5 million of deferred financing fees as a result of the repayment.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility will be made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Repayments commenced three months after the drawdown date of each vessel. Each tranche matures on the fifth anniversary of the initial drawdown date and a balloon installment payment is due on the maturity date of each tranche. Borrowings under the ABN AMRO Credit Facility bear interest at LIBOR plus an applicable margin of 2.15%.
Our ABN AMRO Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 145% of the then aggregate outstanding principal amount of the loans under the credit facility through June 30, 2019 and 150% thereafter.

During the year ended December 31, 2018, we made scheduled principal payments of $8.8 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2018 and

2017 were $100.5 million and $113.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. The 2018 upsized portion of the loan facility was fully drawn in September 2018 and was used to refinance the existing outstanding indebtedness relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill), which were previously financed under the Company’s K-Sure Credit Facility.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile, and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk, STI Pontiac, STI Rotherhithe and STI Notting Hill. The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum for the STI Lombard, STI Osceola, STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac tranches. The STI Rotherhithe and STI Notting Hill tranches bear interest at LIBOR plus a margin of 2.4% per annum.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2018 and 2017 were $144.2 million and $109.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. This upsized portion was drawn in January and February 2017 as part of the refinancing of the amounts borrowed for STI Sapphire and STI Emerald and fully repaid in June 2017 when these vessels were sold. Furthermore, in December 2017 we amended and restated the facility to increase the borrowing capacity by a further $13.2 million as part of the refinancing of the amounts borrowed for STI Soho (which was previously financed under our K-Sure Credit Facility). During the year ended December 31, 2018, we repaid the outstanding balance of $42.6 million in connection with the refinancing of the amounts borrowed for STI Memphis, STI Battery and STI Soho.
We wrote off an aggregate of $0.4 million of deferred financing fees as a result of these transactions.

Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose. In September 2018, we refinanced the outstanding amounts borrowed under this facility by repaying $28.9 million and drawing down $36.5 million from the AVIC Lease Financing agreement (described below). We wrote off an aggregate of $0.1 million of deferred financing fees as a result of this transaction.
NIBC Credit Facility
In June 2016, we executed a senior secured term loan facility with NIBC Bank N.V. This facility was fully drawn in July 2016, and the aggregate proceeds of $40.8 million were used to refinance the existing indebtedness on STI Ville and STI Fontvieille, which were previously financed under our 2013 Credit Facility. During the year ended December 31, 2018, we repaid the outstanding balance of $34.7 million primarily in connection with the refinancing of the amounts borrowed for STI Fontvieille and STI Ville.
We wrote off an aggregate of $0.5 million of deferred financing fees as a result of these transactions.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018 and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho), which were previously financed under the BNP Paribas Credit Facility.
The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  Our 2018 NIBC Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the first drawdown date and ending on the second anniversary of the first drawdown date; 135% from the second anniversary of the first drawdown date and expiring on the fourth anniversary of the first drawdown date; and 140% at all times thereafter.

The amount outstanding relating to this facility was $34.9 million as of December 31, 2018, and we were in compliance with the financial covenants relating to this facility as of that date.
2016 Credit Facility

In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility. This credit facility was comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. During the year ended December 31, 2018, we repaid the outstanding balance of $196.0 million as a result of the refinancing of the amounts borrowed for all of the vessels collateralized under this facility.
We wrote off $2.2 million in deferred financing fees as a result of these transactions.
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches, including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.
$145.5 million was drawn during the year ended December 31, 2017 to partially finance the purchases of seven newbuilding MRs and we made the following drawdown to partially finance the purchase of one newbuilding MR during the year ended December 31, 2018:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$21.5	January 2018	STI Jardins
There are no remaining amounts available under this facility. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

Our 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
Concurrent with the amendment on the ratio of EBITDA to net interest expense financial covenant in September 2018, the security cover ratio under the 2017 Credit Facility was revised such that the aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 155% of the then aggregate outstanding principal amount of the loans under the credit facility.

Additionally, we have an aggregate of $5.0 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
During the year ended December 31, 2018, we made scheduled principal payments of $10.5 million and an unscheduled prepayment of $8.0 million on this credit facility. The amounts outstanding as of December 31, 2018 and 2017 were $144.8 million and $141.8 million. We were in compliance with the financial covenants relating to this facility as of those dates.
HSH Nordbank Credit Facility
In January 2017, we executed a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility. In October 2017, we repaid $13.8 million relating to the amounts borrowed for STI Onyx in connection with the sale and leaseback of this vessel.
In September 2018, we repaid the remaining outstanding balance of $14.2 million in connection with the sale and leaseback of STI Duchessa.
We wrote off $0.2 million in deferred financing fees as a result of this transaction.
DVB 2017 Credit Facility
In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. Additionally, during the year ended December 31, 2018, we repaid the outstanding balance of $78.4 million primarily as a result of the refinancing of the amounts borrowed for these vessels.
We wrote off $1.2 million in deferred financing fees as a result of the repayment of this facility.
Credit Agricole Credit Facility
As part of the closing of the NPTI Vessel Acquisition in June 2017, we assumed the outstanding indebtedness under NPTI's senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down of its fair value as part of the purchase price allocation for the Merger) as of December 31, 2018 and 2017 were $96.2 million and $103.9 million. We were in compliance with the financial covenants relating to this facility as of those dates.

ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, an $11.5 million commercial tranche and a $43.8 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is being repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down of its fair value as part of the purchase price allocation for the Merger) as of December 31, 2018 and 2017 were $46.8 million and $49.9 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citibank/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down of its fair value as part of the purchase price allocation for the Merger) as of December 31, 2018 and 2017 were $97.6 million and $104.1 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  We refer to this facility as our ABN AMRO / SEB Credit Facility. This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
The ABN/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1,265,728,005 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of this agreement and ending on the second anniversary thereof and 140% at all times thereafter.

The amount outstanding as of December 31, 2018 was $114.8 million and we were in compliance with the financial covenants as of that date.
Lease financing arrangements

The below lease financing arrangements were entered into during 2017 and 2018 or were assumed as part of the Merger with NPTI.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the liability under each arrangement has been recorded at amortized cost using the effective interest method, and the corresponding vessels have been recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MR)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MR) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $98.8 million and $109.2 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2018, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $97.5 million and $104.2 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Shipping Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Our CSSC finance lease arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel. In September 2017, we made a $10.9 million aggregate prepayment on this arrangement to maintain compliance with this covenant. This prepayment was released from restricted cash that was assumed from NPTI at the closing date of the Merger.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $251.8 million and $270.0 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
CMBFL Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter, which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $61.2 million and $65.9 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
Ocean Yield Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the September Closing. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $158.8 million and $169.0 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
China Huarong Lease Financing
In May 2018, we reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate. These agreements closed in August 2018, and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under our 2016 Credit Facility.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million.
The amount outstanding was $137.3 million as of December 31, 2018, and we were in compliance with the financial covenant relating to this facility as of that date.
$116.0 million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The net borrowing amount (which reflect the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2. The proceeds were utilized to repay $26.5 million of the outstanding indebtedness on our Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness on our K-Sure Credit Facility for these vessels.
Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which includes both the principal and interest components of the lease). In addition, we have purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.

We are subject to certain terms and conditions, including a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits.
The amount outstanding was $112.7 million as of December 31, 2018, and we were in compliance with the financial covenant as of that date.
2018 CMB Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018. The proceeds were utilized to repay $33.5 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness on our K-Sure Credit Facility and $14.4 million of the outstanding indebtedness on our BNPP Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $136.5 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018. The proceeds were utilized to repay $32.7 million of the outstanding indebtedness on our NIBC Credit Facility, $13.0 million of the outstanding indebtedness on our K-Sure Credit Facility, $28.3 million of the outstanding indebtedness on our Scotiabank Credit Facility and $26.1 million of the outstanding indebtedness on our Credit Suisse Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.70 to 1.00.

•	Consolidated tangible net worth of no less than $650.0 million.

•	The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).

The amount outstanding was $139.1 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
COSCO Shipping Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The borrowing amounts under the arrangement are $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate). The proceeds were utilized to repay $14.8 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $12.6 million of the outstanding indebtedness on our K-Sure Credit Facility, and $30.0 million of the outstanding indebtedness on our 2016 Credit Facility relating to these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The amount outstanding was $84.2 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
$157.5 million Lease Financing
In July 2018, we agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018. In September 2018, we repaid the outstanding indebtedness for two vessels consisting of $14.2 million on the HSH Credit Facility and $13.6 million on the K-Sure Credit Facility, in advance of the October closing of these transactions. Upon closing, the proceeds were utilized to repay the remaining outstanding indebtedness of $59.2 million on our 2016 Credit Facility and the remaining outstanding indebtedness of $25.8 million on our DVB 2017 Credit Facility for the remaining five vessels.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.

The amount outstanding was $152.1 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
Unsecured debt
Unsecured Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our "Senior Notes Due 2020," and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.
The Senior Notes Due 2020 bear interest at a coupon rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year. Coupon payments commenced on August 15, 2014. The Senior Notes Due 2020 are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2020 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2020. The Senior Notes Due 2020 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBNA.”
The Senior Notes Due 2020 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2020 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The outstanding balance was $53.75 million as of December 31, 2018 and December 31, 2017, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes due 2019 in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes due 2019 after the exercise of the initial purchasers’ option to purchase additional Convertible Notes due 2019 were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. As part of the transaction, we used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 1,012,760 shares, at $93.80 per share in a privately negotiated transaction.
The Convertible Notes due 2019 bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes due 2019 will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes due 2019 were convertible in certain circumstances and during certain periods at an initial conversion rate of 8.20075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $121.94 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes due 2019. Adjustments were made during years ended December 31, 2018 and 2017 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes due 2019 through December 31, 2018 and their corresponding effect to the conversion rate of the Convertible Notes due 2019 (as adjusted for the reverse stock split that was effective in January 2019). The conversion rate as of December 31, 2018 was 10.05396.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$1.000	8.28556
November 25, 2014	$1.200	8.40184
March 13, 2015	$1.200	8.52216
May 21, 2015	$1.250	8.63738
August 14, 2015	$1.250	8.74349
November 24, 2015	$1.250	8.86790
March 10, 2016	$1.250	9.05311
May 11, 2016	$1.250	9.25323
September 15, 2016	$1.250	9.49345
November 25, 2016	$1.250	9.77039
February 23, 2017	$0.100	9.79316
May 11, 2017	$0.100	9.81588
September 25, 2017	$0.100	9.84450
December 13, 2017	$0.100	9.87742
March 12, 2018	$0.100	9.92056
June 6, 2018	$0.100	9.95277
September 20, 2018	$0.100	10.00515
December 5, 2018	$0.100	10.05396
(1) Per $1,000 principal amount.

Holders could convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2019 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the Convertible Notes due 2019 for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

We were not permitted to redeem the Convertible Notes due 2019 prior to July 6, 2017. Effective July 6, 2017, we may redeem for cash all or any portion of the notes, at our option if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes due 2019.
The Convertible Notes due 2019 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Upon issuance, we determined the initial carrying value of the liability component of the Convertible Notes due 2019 to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2019 is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to Additional paid-in capital upon issuance.
In July 2015, we repurchased $1.5 million face value of our Convertible Notes due 2019 at an average price of $1,088.10 per $1,000 principal amount. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $1.3 million and $0.4 million, respectively and we recorded a gain of $46,273, which is recorded within financial income of consolidated statement of income or loss. We also wrote off $30,880 of deferred financing fees as a result of this transaction.
In March 2016, we repurchased $5.0 million face value of our Convertible Notes due 2019 at an average price of $831.05 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $4.4 million and $0.3 million, respectively and we recorded a gain of $0.6 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
In May 2016, we repurchased $5.0 million face value of our Convertible Notes due 2019 at an average price of $847.50 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $4.4 million and $0.2 million, respectively and we recorded a gain of $0.4 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
The carrying values of the debt component of the Convertible Notes due 2019 that were part of exchanges were $180.4 million and $14.5 million on the dates of the exchanges, respectively. These values were also determined to approximate the fair value (including the debt and equity components) on the dates of the exchanges. As these transactions were accounted for as extinguishments of debt, an aggregate loss of $17.8 million ($17.0 million in May 2018 and $0.8 million in July 2018) was recorded representing the difference between the carrying values on the dates of exchanges and (i) the aggregate consideration exchanged of $188.5 million in May 2018 and $15.0 million in July 2018 of newly issued Convertible Notes due 2022 and (ii) all transaction costs incurred.
The carrying values of the liability component of the Convertible Notes due 2019 as of December 31, 2018 and 2017, were $142.2 million and $328.7 million, respectively. We incurred $5.3 million of coupon interest and $8.3 million of non-cash accretion of our Convertible Notes due 2019 during the year ended December 31, 2018. We incurred $8.3 million of coupon interest and $12.2 million of non-cash accretion of our Convertible Notes due 2019 during the year ended December 31, 2017.

We were in compliance with the covenants related to the Convertible Notes as of December 31, 2018 and December 31, 2017.
Convertible Senior Notes due 2022
As discussed above, in May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued Convertible Notes due 2022. The Convertible Notes due 2022 issued in July 2018 have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 issued in May 2018. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2022 was initially 25 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $40.00 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).
The table below details the dividends issued during the year ended December 31, 2018 and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.10	25.08
September 20, 2018	$0.10	25.21
December 5, 2018	$0.10	25.34

(1) Per $1,000 principal amount of the Convertible Notes.
The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

Upon conversion of the Convertible Notes due 2022, holders will receive shares of the Company’s common stock. The Convertible Notes due 2022 are not redeemable by the Company.
The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on (i) our Senior Unsecured Notes due 2019, (ii) Senior Unsecured Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
The carrying value of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2018 was $171.5 million, and we incurred $3.8 million of coupon interest and $4.9 million of non-cash accretion during the year ended December 31, 2018. We were in compliance with the covenants related to the Convertible Notes due 2022 as of December 31, 2018.
Unsecured Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2019 were $55.3 million after deducting the underwriters’ discounts, commissions and estimated offering expenses. Interest payments, which commenced on June 1, 2017, are payable quarterly in arrears on the 1st day of March, June, September and December of each year.
The Senior Notes Due 2019 are redeemable at our option, in whole or in part, at any time on or after December 1, 2018 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Senior Notes Due 2019 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2019. The Senior Notes Due 2019 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol SBBC.
The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The amount outstanding as of December 31, 2018 was $57.5 million, and we were in compliance with the financial covenants relating to this facility as of that date. On March 18, 2019 ("the Redemption Date"), we redeemed the entire outstanding balance of our Senior Notes Due 2019.  The redemption price of the Senior Notes Due 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.

14.	Derivative financial instruments
Profit or loss sharing agreements
In February 2015, we took delivery of an LR2 product tanker, Densa Crocodile, on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party who neither owns nor operates this vessel. The option to extend the charter was declared in February 2016, and the profit and loss agreement was also extended for the optional period. This agreement was settled in January 2017.
This profit and loss agreement was recorded as a derivative, recorded at fair value through profit or loss, with any resultant gain or loss recognized in the consolidated statement of income or loss. Changes in fair value were recorded as unrealized gains or losses and actual earnings were recorded as realized gains or losses on derivative financial instruments within the consolidated statement of income or loss. The fair value of this instrument was determined by comparing published time charter rates to the charter rate in the agreement and discounting these cash flows to their present value.
The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments during the years ended December 31, 2017 and 2016:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized (loss) / gain	Unrealized gain / (loss)	Recognized in equity

Profit and loss agreement	$(116)	$—	$—

Total year ended December 31, 2017	$(116)	$—	$—

Profit and loss agreement	$—	$1,371	$—

Total year ended December 31, 2016	$—	$1,371	$—

There was no derivative activity during the year ended and as of December 31, 2018.

15.	Segment reporting

Information about our reportable segments for the years ended December 31, 2018, 2017 and 2016 is as follows:

For the year ended December 31, 2018

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$47,722	$95,188	$203,414	$238,723	$585,047	$—	$585,047
Vessel operating costs	(28,942)	(48,249)	(91,975)	(111,294)	(280,460)	—	(280,460)
Voyage expenses	(591)	(440)	(3,225)	(890)	(5,146)	—	(5,146)
Charterhire	—	(19,223)	(7,883)	(32,526)	(59,632)	—	(59,632)
Depreciation	(19,290)	(18,190)	(72,610)	(66,633)	(176,723)	—	(176,723)
General and administrative expenses	(1,173)	(2,195)	(3,790)	(4,771)	(11,929)	(40,343)	(52,272)
Merger transaction related costs	—	—	—	—	—	(272)	(272)
Financial expenses	—	—	—	—	—	(186,628)	(186,628)
Loss on exchange of convertible notes	—	—	—	—	—	(17,838)	(17,838)
Financial income	111	16	22	515	664	3,794	4,458
Other expenses, net	—	—	—	—	—	(605)	(605)
Segment income or loss	$(2,163)	$6,907	$23,953	$23,124	$51,821	$(241,892)	$(190,071)

For the year ended December 31, 2017

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$22,573	$95,098	$157,123	$237,938	$512,732	$—	$512,732
Vessel operating costs	(12,561)	(50,145)	(67,254)	(101,267)	(231,227)	—	(231,227)
Voyage expenses	(1,018)	(3,087)	(2,642)	(986)	(7,733)	—	(7,733)
Charterhire	(2,230)	(24,560)	(6,258)	(42,702)	(75,750)	—	(75,750)
Depreciation	(7,828)	(18,159)	(54,922)	(60,509)	(141,418)	—	(141,418)
General and administrative expenses	(479)	(2,170)	(2,805)	(4,569)	(10,023)	(37,488)	(47,511)
Loss on sales of vessels	—	—	—	(23,345)	(23,345)	—	(23,345)
Merger transaction related costs	—	—	—	—	—	(36,114)	(36,114)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(116,240)	(116,240)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	26	214	15	338	593	945	1,538
Other expenses, net	—	1,876	—	—	1,876	(349)	1,527
Segment income or loss	$(1,517)	$(933)	$23,141	$4,898	$25,589	$(183,829)	$(158,240)

For the year ended December 31, 2016

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$5,843	$85,578	$165,256	$265,020	$521,697	$1,050	$522,747
Vessel operating costs	(33)	(32,817)	(50,028)	(104,242)	(187,120)	—	(187,120)
Voyage expenses	(19)	(479)	(375)	(705)	(1,578)	—	(1,578)
Charterhire	(5,657)	(26,292)	(16,025)	(30,888)	(78,862)	—	(78,862)
Depreciation	—	(18,014)	(41,900)	(61,547)	(121,461)	—	(121,461)
General and administrative expenses	(7)	(1,410)	(1,983)	(4,485)	(7,885)	(47,014)	(54,899)
Loss on sales of vessels	—	—	—	(2,078)	(2,078)	—	(2,078)
Financial expenses	—	—	—	—	—	(104,048)	(104,048)
Unrealized gain on derivative financial instruments	—	—	1,371	—	1,371	—	1,371
Financial income	—	6	37	47	90	1,123	1,213
Other expenses, net	—	—	—	(9)	(9)	(179)	(188)
Segment income or loss	$127	$6,572	$56,353	$61,113	$124,165	$(149,068)	$(24,903)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2018, 2017 and 2016, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2018	2017	2016
MR	Scorpio MR Pool Limited (1)	$225,181	$217,141	$248,974
LR2	Scorpio LR2 Pool Limited (1)	188,890	136,514	156,503
Handymax	Scorpio Handymax Tanker Pool Limited (1)	82,782	78,510	73,683
Panamax	Scorpio Panamax Tanker Pool Limited (1)	—	1,515	5,843
		$496,853	$433,680	$485,003

(1)	These customers are related parties as described in Note 17.

16.	Common shares

Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., and SSH, each a related party affiliate, respectively, at the offering price.
In December 2017, we closed on the sale of 3.45 million newly issued shares of our common stock in an underwritten public offering at an offering price of $30.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 3.45 million common shares issued, 0.67 million shares were issued to SSH, a related party affiliate, at the offering price.
In May 2017, we closed on the sale of 5.0 million newly issued shares of our common stock in an underwritten public offering at an offering price of $40.00 per share. We received aggregate net proceeds of $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger with NPTI.
Merger with NPTI
On September 1, 2017, we issued a total of 5,499,999 common shares to NPTI's shareholders as consideration for the Merger.
Additionally, as a part of the Merger, we issued 0.2 million of warrants to the NPTI pool manager (a former related party affiliate of NPTI), exercisable into our common shares at an exercise price of $0.10 per warrant, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 22,222 of the Company's common shares, and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 127,778 of the Company's common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools. This transaction is further described in Note 2. All of the warrants had been exercised as of December 31, 2017.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 1,286,971 common shares through December 31, 2016 and subsequently revised as follows:

•
In October 2017, we reserved an additional 950,180 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2018, we reserved an additional 512,244 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In June 2018, we reserved an additional 210,140 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2018, we reserved an additional 1,383,248 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged

Under the terms of the 2013 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2013 Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2013 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
Our Board of Directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan was adopted.
In December 2017, we issued 997,380 shares of restricted stock to our employees, 60,000 shares to our independent directors and 34,900 shares to SSH employees for no cash consideration. The share price on the issuance date was $30.90 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
36,043	September 5, 2019
67,026	March 2, 2020
125,857	June 1, 2020
139,576	September 4, 2020
67,026	March 1, 2021
125,858	June 1, 2021
139,577	September 3, 2021
67,026	March 1, 2022
125,858	June 1, 2022
103,533	September 2, 2022
997,380
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on September 5, 2018, (ii) one-third of the shares vest on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
In March 2018, we issued 500,245 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $22.15 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
123,518	September 4, 2020
21,750	November 4, 2020
21,479	March 1, 2021
123,518	September 3, 2021
21,750	November 5, 2021
21,480	March 1, 2022
123,519	September 2, 2022
21,751	November 4, 2022
21,480	March 1, 2023
500,245
The vesting schedule of the restricted stock issued to our independent directors is: (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vest on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on September 25, 2019, (ii) one-third of the shares vest on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
There were 226,107 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2018.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2018 and 2017:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2016	1,261,358	$85.21
Granted	1,092,280	30.90
Vested	(423,697)	89.92
Forfeited	(4,500)	75.87
Outstanding and non-vested, December 31, 2017	1,925,441	53.39
Granted	1,885,633	20.28
Vested	(447,380)	89.13
Forfeited	(3,807)	52.59
Outstanding and non-vested, December 31, 2018	3,359,887	$30.05
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2019	24,440	1,393	25,833
For the year ending December 31, 2020	18,554	539	19,093
For the year ending December 31, 2021	11,465	119	11,584
For the year ending December 31, 2022	4,858	—	4,858
For the year ending December 31, 2023	1,235	—	1,235
	$60,552	$2,051	$62,603

 Dividend Payments
The following dividends were paid during the years ended December 31, 2018, 2017 and 2016.

Dividends	Date
per share	Paid
$1.250	March 30, 2016
$1.250	June 24, 2016
$1.250	September 29, 2016
$1.250	December 22, 2016
$0.100	March 30, 2017
$0.100	June 14, 2017
$0.100	September 29, 2017
$0.100	December 28, 2017
$0.100	March 27, 2018
$0.100	June 28, 2018
$0.100	September 27, 2018
$0.100	December 13, 2018
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Convertible Notes due 2019, (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Convertible Notes due 2022.
During the year ended December 31, 2018, we purchased an aggregate of 1,351,235 of our common shares that are being held as treasury shares at an average price of $17.20 per share.
We had $123.8 million remaining under our Securities Repurchase Program as of December 31, 2018. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,294 and 4,998,059 common shares held in treasury at each of December 31, 2018 and December 31, 2017, respectively.
Shares outstanding
We currently have 175,000,000 registered shares of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2018, we had 51,397,562 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

17.	Related party transactions
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement.
On February 22, 2018, we entered into definitive documentation to memorialize agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, did not materially differ from the annual technical management fee charged prior to the amendment.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Pool revenue(1)
Scorpio MR Pool Limited	$225,181	$217,141	$248,974
Scorpio LR2 Pool Limited	188,890	136,514	156,503
Scorpio Handymax Tanker Pool Limited	82,782	78,510	73,683
Scorpio LR1 Pool Limited	46,823	13,895	—
Scorpio Panamax Tanker Pool Limited	—	1,515	5,843
Scorpio Aframax Pool Limited	—	1,170	—
Voyage expenses(2)	(1,290)	(1,786)	(1,128)
Vessel operating costs(3)	(34,272)	(27,601)	(22,526)
Administrative expenses(4)	(12,475)	(10,744)	(9,462)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Voyage expenses of $25,747 charged by a related party port agent during the year ended December 31, 2018. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. No voyage expenses were charged by this port agent during the years ended December 31, 2017 and 2016. The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(3)	Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•
Technical management fees of $30.1 million, $22.9 million, and $19.5 million charged by SSM, a related party affiliate, during the years ended December 31, 2018, 2017 and 2016 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support.

•
Insurance related expenses of $2.6 million, $4.3 million and $3.0 million incurred through a related party insurance broker during the years ended December 31, 2018, 2017 and 2016, respectively. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of his interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums through September 2018, which are paid directly to the broker, who then remits the premiums to the underwriters.

•
Vessel operating expenses of $1.6 million and $0.4 million charged by a related party port agent during the years ended December 31, 2018 and 2017, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.  The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss.

•
The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017, and (iii) the reimbursement of expenses of $46,535.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017 and (iii) the reimbursement of expenses of $0.5 million.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 79,500 shares of restricted stock to SSH employees for no cash consideration in May and September 2014, July 2015 and July 2016 and (iii) the reimbursement of expenses of $0.6 million.

We had the following balances with related party affiliates, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2018	2017
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$66,178	$44,880
Accounts receivable and prepaid expenses (SSM) (2)	2,461	6,391
Accounts receivable and prepaid expenses (SCM) (3)	2,511	—
Accounts receivable and prepaid expenses (related party insurance broker) (4)	—	2,428
Other assets (pool working capital contributions) (5)	42,973	41,401
Liabilities:
Accounts payable and accrued expenses (SSM)	832	766
Accounts payable and accrued expenses (related party port agent)	459	95
Accounts payable and accrued expenses (SSH)	409	190
Accounts payable and accrued expenses (SCM)	389	191
Accounts payable and accrued expenses (owed to the Scorpio Pools)	66	462
Accounts payable and accrued expenses (related party insurance broker)	—	2,190

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2018 and 2017 include $22.9 million and $25.7 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts and are therefore classified as current.

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.

(4) Accounts receivable and prepaid expenses from related-party insurance brokerage firm (as discussed above) relate to premiums which have been prepaid and are being amortized over the term of the respective policy. In September 2018, the Executive Officer who had an ownership interest in this firm disposed of their interest in its entirety to a third party not affiliated with the Company.

(5)	Represents the non-current portion of working capital receivables as described above.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•
During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $0.2 million that was due under the technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within loss on sales of vessels within the consolidated statement of income or loss. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales, are recorded within loss on sales of vessels within the consolidated statement of income or loss.

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2018, 2017 and 2016. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. There were no costs incurred under this agreement during the years ended December 31, 2018 and 2016.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Short-term employee benefits (salaries)	$5,436	$6,614	$8,786
Share-based compensation (1)	20,316	19,113	25,575
Total	$25,752	$25,727	$34,361

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in Note 16.

For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

18.	Vessel revenue

During the years ended December 31, 2018, 2017 and 2016, we had five, five, and six vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Pool revenue	$543,784	$458,730	$485,003
Time charter revenue	34,015	37,411	36,694
Voyage revenue (spot market)	7,248	16,591	—
Other revenue	—	—	1,050
	$585,047	$512,732	$522,747

19.	Operating Leases

Time and Bareboat Chartered-In Vessels

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2018:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2018
1	Silent	2007	Handymax	Bareboat	January-17	March-19	7,500
2	Single	2007	Handymax	Bareboat	January-17	March-19	7,500
3	Star I	2007	Handymax	Bareboat	January-17	March-19	7,500
4	Steel	2008	Handymax	Bareboat	January-17	March-19	6,000
5	Sky	2008	Handymax	Bareboat	January-17	March-19	6,000
6	Stone I	2008	Handymax	Bareboat	January-17	March-19	6,000
7	Style	2008	Handymax	Bareboat	January-17	March-19	6,000
8	Miss Benedetta	2012	MR	Time Charter	March-18	January-19	14,000
9	STI Beryl	2013	MR	Bareboat	April-17	April-25	8,800	(2)
10	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	8,800	(2)
11	STI Larvotto	2013	MR	Bareboat	April-17	April-25	8,800	(2)
	Time or bareboat charters that expired in 2018
1	Krisjanis Valdemars	2007	Handymax	Time Charter	February-11	March-18	11,250
2	Vukovar	2015	MR	Time Charter	May-15	April-18	17,034
3	Kraslava	2007	Handymax	Time Charter	January-11	May-18	11,250
4	Zefyros	2013	MR	Time Charter	July-16	May-18	13,250
5	CPO New Zealand	2011	MR	Time Charter	September-16	August-18	15,250
6	CPO Australia	2011	MR	Time Charter	September-16	August-18	15,250
7	Densa Alligator	2013	LR2	Time Charter	February-18	August-18	14,300
8	Ance	2006	MR	Time Charter	October-16	September-18	13,500
9	Gan-Trust	2013	MR	Time Charter	January-13	December-18	13,950
10	Densa Crocodile	2015	LR2	Time Charter	June-18	December-18	14,800

(1)	Represents delivery date or estimated delivery date.
(2)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2018 are $65.4 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2018	2017
Less than 1 year	$14,241	$52,532
1 - 5 years	38,570	42,839
5+ years	12,628	22,264
Total	$65,439	$117,635
During the years ended December 31, 2018, 2017 and 2016, our charterhire expense was $59.6 million, $75.8 million and $78.9 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019. Moreover, the accounting for the bareboat charter-in arrangements for STI Beryl, STI Larvotto and STI Le Rocher will change in future periods as a result of the transition to IFRS 16, Leases, the impact of which is described in Note 1.
Time Chartered-Out Vessels

The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2018 and 2017.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	$20,500
4	STI Westminster	2015	MR	December-15	October-18	$20,500
5	STI Rose	2015	LR2	February-16	February-19	$28,000

Payments received include payments for the non-lease elements in these time chartered-out arrangements.
The future minimum payments due to us under these non-cancellable leases are set forth below. These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of December 31,
In thousands of U.S. dollars	2018	2017
Less than 1 year	$2,581	$35,992
1 - 5 years	—	2,176
5+ years	—	—
Total	$2,581	$38,168

20.	General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 17).
Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Short term employee benefits (salaries)	$9,605	$9,196	$12,330
Share based compensation (see Note 16)	25,547	22,385	30,207
	$35,152	$31,581	$42,537

21.	Financial expenses

Financial expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Interest expense on debt (1)	$145,871	$86,703	$63,858
Amortization of deferred financing fees	10,541	13,381	14,149
Write-off of deferred financing fees (2)	13,212	2,467	14,479
Accretion of convertible notes (as described in Note 13)	13,225	12,211	11,562
Accretion of premiums and discounts on assumed debt(3)	3,779	1,478	—
Total financial expenses	$186,628	$116,240	$104,048

(1)
The increase in interest expense is primarily attributable to increases in the Company’s average carrying value of debt balance in addition to increases in LIBOR rates throughout 2018. Average carrying value of our debt outstanding during the years ended December 31, 2018, 2017 and 2016 was $2,806.9 million, $2,265.7 million and $1,986.6 million, respectively. The increase in average carrying value of our debt balance during the year ended December 31, 2018 was primarily the result of the Merger and the assumption of NPTI's indebtedness of $907.4 million in aggregate in addition to a series of initiatives to refinance the existing indebtedness on certain of the vessels in our fleet (as described in Note 13). Interest payable during those periods was offset by interest capitalized from vessels under construction (as described in Note 7) of $0.2 million, $4.2 million and $6.3 million, during the years ended December 31, 2018, 2017 and 2016 respectively.

(2)
The write-off of deferred financing fees in the year ended December 31, 2018 include (i) $1.2 million related to the exchange of our Convertible Notes due 2019 in May and July 2018 (as described in Note 11), and (ii) $12.0 million related to the initiatives to refinance the existing indebtedness on certain of the vessels in our fleet (as described in Note 13). The write-off of deferred financing fees in the year ended December 31, 2017 includes (i) $0.5 million related to the repayment of debt as a result of the sales of two vessels (as described in Note 6), (ii) $0.1 million related to the repayment of debt as a result of the sale and operating leasebacks of three vessels (as described in Note 19), (iii) $1.1 million related to the repayment of debt as a result of the finance lease arrangements for five vessels (as described in Note 13), and (iv) $0.8 million related to the refinancing and repayment of various secured and unsecured borrowings during the year ended December 31, 2017. The write-off of deferred financing fees in the year ended December 31, 2016 includes (i) $3.2 million related to the repayment of debt as a result of the sales of five vessels, and (ii) $11.2 million related to the refinancing of outstanding borrowings under various credit facilities and the repurchase of our Convertible Notes due 2019 as described in Note 13.

(3)
The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.

22.	Tax
Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2018, 2017 and 2016.

23.	(Loss) / earnings per share
The calculation of both basic and diluted (loss) / earnings per share is based on net income or loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2018	2017	2016
Net loss attributable to equity holders of the parent - basic	$(190,071)	$(158,240)	$(24,903)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net loss attributable to equity holders of the parent - diluted	$(190,071)	$(158,240)	$(24,903)

Basic weighted average number of shares	34,824,311	21,533,340	16,111,865
Effect of dilutive potential basic shares:
Restricted stock	—	—	—
Convertible notes	—	—	—
	—	—	—
Diluted weighted average number of shares	34,824,311	21,533,340	16,111,865

Loss Per Share:
Basic	$(5.46)	$(7.35)	$(1.55)
Diluted	$(5.46)	$(7.35)	$(1.55)

During the years ended December 31, 2018, 2017 and 2016, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing 6,613,733, 3,442,282, and 3,404,979 shares of common stock for the years ended December 31, 2018, 2017 and 2016, respectively) along with the potentially dilutive impact of 3,359,887 and 1,925,441 and 1,261,358 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2018, 2017 and 2016, respectively.

24.	Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at December 31, 2018 and 2017, respectively, are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2018		As of December 31, 2017
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$593,652	$593,652	$186,462	$186,462
Restricted cash (2)	12,285	12,285	11,387	11,387
Accounts receivable (3)	69,718	69,718	65,458	65,458
Investment in ballast water treatment supplier (4)	1,751	1,751	—	—
Working capital contributions to Scorpio Pools (5)	42,973	42,973	41,401	41,401
Seller's credit on sale leaseback vessels (6)	9,087	9,087	8,581	8,581

Financial liabilities
Accounts payable (7)	$11,865	$11,865	$13,044	$13,044
Accrued expenses (7)	22,972	22,972	32,838	32,838
Secured bank loans (8)	1,066,452	1,066,452	1,615,248	1,615,248
Finance lease liability (9)	1,420,381	1,420,381	717,139	717,139
Unsecured Senior Notes Due 2020 (10)	52,584	53,750	53,449	53,750
Unsecured Senior Notes Due 2019 (10)	58,029	57,500	58,466	57,500
Convertible Notes due 2019 (11)	140,267	145,000	316,184	348,500
Convertible Notes due 2022 (11)	163,842	203,500	—	—

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
We consider the value of our minority interest in our ballast water treatment system supplier (as described in Note 9) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.

(5) Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(6) The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 13.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.

(7)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(8)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.6 million and $29.9 million of unamortized deferred financing fees as of December 31, 2018 and 2017, respectively.

(9)
The carrying value of our obligations due under finance lease arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $9.5 million and $1.2 million of unamortized deferred financing fees as of December 31, 2018 and 2017, respectively.

(10) The carrying value of our Unsecured Senior Notes Due 2020 and 2019 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $0.5 million and $0.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2018. These notes are shown net of $0.8 million and $1.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2017. Our Senior Notes Due 2020 and 2019 are quoted on the New York Stock Exchange under the symbols 'SBNA' and 'SBBC', respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.
(11) The carrying value of our Convertible Notes due 2019 and Convertible Notes 2022 shown in the table above are their face value. The liability component of the Convertible Notes due 2019 has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2018 and 2017, net of $0.4 million and $2.8 million, respectively, of unamortized deferred financing fees. The equity component of the Convertible Notes due 2019 has been recorded within Additional paid-in capital on the consolidated balance sheet, net of $1.9 million, of unamortized deferred financing fees. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.
Financial risk management objectives
We identify and evaluate significant risks on an ongoing basis with the objective of managing the sensitivity of our results and financial position to those risks. These risks include market risk, credit risk, liquidity risk and foreign exchange risk.
The use of financial derivatives is governed by our policies as approved by the Board of Directors.
Market risk
Our activities expose us to the risks inherent with the tanker industry, which has historically been volatile, and financial risks of changes in interest rates.
Spot market rate risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $43.7 million, $36.6 million and $31.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the entire year.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2018 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2017 would have decreased/increased by $17.9 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2016 would have decreased/increased by $14.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities that were in place during that year.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2018, 2017 and 2016.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2018, 2017 and 2016.
We monitor exposure to credit risk, and believe that there is no substantial credit risk arising from counterparties.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Economic conditions in the product tanker market were challenging during the year ended December 31, 2018, with freight rates at their lowest levels since 2009, resulting in the incurrence of significant losses during that period. In the month of December 2018 and into the first quarter of 2019, economic conditions in the product tanker market have improved, and, as described in Note 16, we have also raised $319.6 million in additional liquidity in an underwritten offering of our common shares. Our Senior Unsecured Notes due 2019 and Convertible Notes due 2019 are scheduled to mature in June and July of 2019, respectively. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants, and could have a material adverse effect on our business, results of operations, cash flows and financial condition
Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Remaining contractual maturity on secured and unsecured credit facilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities and lease financing arrangements. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2018	2017
Less than 1 month	$18,994	$24,868
1-3 months	140,710	65,294
3 months to 1 year	419,070	219,144
1-3 years	1,049,739	1,215,144
3-5 years	1,095,717	1,222,889
5+ years	910,050	684,330
Total	$3,634,280	$3,431,669
All other current liabilities fall due within less than one month.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

25.	Subsequent events
January 2019 Reverse Stock Split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split including the change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150,000,000 shares and the number of common shares outstanding was reduced from 513,975,324 shares to 51,397,470 shares (which reflects adjustments for fractional share settlements). The par value of the common shares was not adjusted as a result of the reverse stock split. All share and per share information contained in these consolidated financial statements has been retroactively adjusted to reflect the reverse stock split.
Declaration of Dividend
On February 13, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on or about March 28, 2019 to all shareholders of record as of March 13, 2019 (the record date). As of March 15, 2019, there were 51,396,970 common shares outstanding.
Convertible Notes due 2019 and Convertible Notes due 2022
On March 13, 2019, the conversion rates of the Convertible Notes due 2019 and Convertible Notes due 2022 were adjusted to reflect the Company's expected payment of a cash dividend on or about March 28, 2019 to all shareholders of record as of March 13, 2019. The new conversion rates for the Convertible Notes due 2019 and Convertible Notes due 2022 are 10.1110 and 25.4799 shares, respectively, of the Company's common shares representing an increase of the prior conversion rate of 0.0570 and 0.1437 shares, respectively, for each $1,000 principal amount of the Convertible Notes due 2019 and Convertible Notes due 2022.
2013 Equity Incentive Plan
On February 28, 2019, the Company's Board of Directors approved the reloading of the 2013 Equity Incentive Plan and reserved an additional 86,977 common shares, par value $0.01 per share, for issuance pursuant to the plan.
Securities Repurchase Program
In March 2019, the Company repurchased $2.3 million face value of its Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.3 million. The Company had $121.6 million remaining under the Securities Repurchase Program as of March 15, 2019.  The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but it is not obligated under the terms of the program to repurchase any securities.
Redemption of Senior Notes due 2019
On March 18, 2019 ("the Redemption Date"), the Company redeemed the entire outstanding balance of the Senior Notes Due 2019.  The redemption price of the Senior Notes Due 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.